

OFFERING MEMORANDUM

facilitated by



Wild Fox Restaurant Group, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Wild Fox Restaurant Group, LLC
State of Organization	MA
Date of Formation	09/14/2017
Entity Type	Limited Liability Company
Street Address	15 Morris St, Malden MA, 02148
Website Address	wildfoxpierogi.com

(B) Directors and Officers of the Company

Key Person	Julie Dziki
Position with the Company Title First Year	 Co-Owner 2017
Other business experience (last three years)	**Co-owner** (*Wild Fox Restaurant Group, 2017 - Current*) — Wild Fox started in 2017 to start spreading our brand to Massachusetts. Julie's the fastest pierogi pincher in the east, and 100% focused on hospitality for our guests. **Senior Bartender, Assistant Manager** (*Bit Bar, 2017 - Current*) — Bit Bar is a destination bar-arcade in Salem, MA, with a quality food and beverage program to accompany arcades and pinball machines. Julie's responsibilities include helping to build out the bar menu, covering managerial duties when needed, as well as bartending.

Key Person	Adam Dziki
Position with the Company Title First Year	 Co-Owner 2017
Other business experience (last three years)	**Co-owner** (*Wild Fox Restaurant Group, 2017 - Current*) — Wild Fox Pierogi started in 2017 to start growing the brand with popups at your local favorite breweries. Pivoted to frozen retail packaging with COVID in 2020, with aspirations of brick and mortar in 2021. Financial manager, event planning, pierogi pincher, social media. **Staff Software Engineer, Team Lead** (*Toast inc, 2017 - Current*) — Toast is a popular restaurant point of sale platform, based out of Boston. In business since 2012, Adam joined in 2017 and has been team lead of the kitchen operations team since 2018.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Julie Dziki	33%
Adam Dziki	34%
Ryan Dziki	33%

(D) The Company's Business and Business Plan

The Team

Ryan Dziki, Head Chef/co-owner

Ryan's been working in kitchens for almost 20 years now, between NH, MA, and CA. While he was out in California, he helped to open Table Vine with Chef Dan Sneed, as well as working at a few other establishments such as Pearl on the River and Mulvaney's. Upon returning to MA in 2017, Ryan was cooking at Puritan & Company before managing the kitchen at Bit Bar in Salem.

Ryan is excited to be able to bring this Wild Fox concept to life in Woburn, to showcase amazing flavors and techniques in support of our vision.

Julie Dziki, General Manager/co-worker

Julie comes from a Social Work program management background, and moved back into the hospitality industry back in 2016 in an effort to grow her bartending and managing skills for restaurants. In addition to building up and executing bar programs, she's also developed procedures, protocols and structure for the front of house staff. This experience has fueled Julie's passion and creativity to provide an excellent guest experience, hospitality, and an innovative bar program.

Adam Dziki, President/co-owner

Adam has been integral in getting Wild Fox's pop-up operation off the ground, from helping prep pierogi, setting up and getting permits for events, managing the finances, and managing popups.

Adam's background is in software, and is currently a Staff Software Engineer and Team Lead at the Restaurant POS Toast. Adam is looking to utilize his technology and problem solving skillset to help innovate Wild Fox's adoption of technology to maximize revenues and profits, and to improve systems.

As President, Adam will be responsible for overall business operations, and probably still popping up at your favorite local area breweries slinging pierogi for you.

Our Story

Wild Fox is the combination of our families, Dziki (Wild in Polish) and Raposo (Fox in Portuguese). Polish and Portuguese foods have a lot in common: sausages, stews, warm and comforting food that makes you feel like home; and that's what we are looking to bring to Woburn. What started off as pop-ups showcasing our Polish and Portuguese culinary inspirations, we will be providing a comfortable atmosphere to enjoy our food and drinks.

- A true family business, our food is inspired by our culinary heritages.

- Rotating menu of food and drinks with a focus on hospitality will make our guests want to keep coming back to see what's on the menu.

Location

Located in downtown Woburn, we've secured a lease in the former Tanner Tavern/Black and Orange Tavern space to bring our brick and mortar concept to life! This area is packed full of a variety of unique eating establishments, and we're hoping that our blend of Portuguese and Polish inspired cuisine can add to the mix. We plan on modernizing the restaurant space to feel like a modern European bistro: clean, inviting, a little traditional and rustic; just like our brand. We hope that people in the Woburn area will enjoy coming to Wild Fox to relax, enjoy some great food and delicious local beverages, and enjoy our hospitality.

- Lots of great, diverse food options in downtown Woburn
- Tons of parking, residential, businesses in the area
- Vibrant population who enjoys trying new foods

Small businesses supporting small businesses

New England has become home to so many different options for beer, wine, and liquor, and in popping up at local area breweries over the past 4 years we've seen what these amazing businesses are putting out. Many people aren't able to get to all of these breweries, and we are planning to highlight the many amazing offerings around New England.

- Popping up at New England breweries has provided us with the network of contacts, and a unique view on the diversity of options for beer, wine and liquor within New England

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$125,000
Offering Deadline	October 6, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$175,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Licenses, permits, lawyers, planning	$20,000	$20,000
Furnishings & Decoration	$42,500	$42,500
Staffing, training, working capital	$40,000	$40,000
Initial food and drinks	$5,000	$5,000
New Equipment	$10,000	$57,000
Mainvest Compensation	$7,500	$10,500
TOTAL	$125,000	$175,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the [Campaign Page](#)
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	2.5 - 3.5%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.02%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 2.5% and a maximum rate of 3.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$125,000	2.5%
$137,500	2.8%
$150,000	3.0%
$162,500	3.2%
$175,000	3.5%

[3] To reward early participation, the investors who contribute the first $60,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $60,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Julie Dziki	33%
Adam Dziki	34%
Ryan Dziki	33%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
American Express	$2,000	0%	01/01/2022	Credit Card

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Minimal prior revenue

Wild Fox Restaurant Group, LLC was established in September 2017. We initially incorporated to start off slowly, as a side-gig for the three of us, spreading our pierogi brand with Massachusetts breweries. Accordingly, our operating revenue for the past three years have been significantly lower than our projections for the next three years where we are looking to open a brick and mortar location. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

COVID Changes

In 2020, due to changes in dine-in capabilities in response to COVID restrictions, we pivoted to selling frozen pierogi at farmers markets. We will continue to selling frozen product at farmers markets and pop-ups at breweries as we continue forward as well.

Forecasted milestones

We are aiming to open up as a full service restaurant, with a full liquor license in the Fort Point neighborhood. Our forecasts have the following milestones:

- Secure lease in South Boston by April 2021.

- We will be doing minimal if any construction on the space, and hope to have the space fully furnished by July 2021.

- Achieve $2m revenue per year by the second year.

- Achieve $400k profit per year by the second year.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,200,000	$1,560,000	$1,872,000	$2,059,200	$2,162,160
Cost of Goods Sold	$451,000	$500,000	$600,000	$660,000	$700,000
Gross Profit	$749,000	$1,060,000	$1,272,000	$1,399,200	$1,462,160
EXPENSES					
Rent	$87,500	$87,500	$87,500	$87,500	$87,500
Utilities	$36,000	$49,200	$50,430	$51,690	$52,982
Salaries	$525,000	$538,125	$551,578	$565,367	$579,501
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Repairs & Maintenance	$6,000	$6,150	$6,303	$6,460	$6,621
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$82,500	$366,725	$563,583	$675,263	$722,314

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$18,820.00	$16,328.00
Cost of Goods Sold	$11,693.00	$3,442.00
Taxes Paid	$0	$0
Net Income	$-6,403.00	$-5,535.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V